Filed by The Rubicon Project, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Telaria, Inc.

(Commission File No. 001-35982)

The following communication is being filed in connection with the proposed strategic combination between The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”):

The following is a transcript of a Beet.tv interview with Michael Barrett, Chief Executive Officer of Rubicon Project.

Beet.tv: So, big news, the merger with Telaria. Tell us a little bit about, sort of, the thoughts behind that and kind of what the combined company will be like.

MB: Yeah, no – so, we’re super excited about it. Mark and I have known each other for several years, and we were talking off and on about “boy, wouldn’t it be neat if we weren’t these micro-cap public companies floating in this big sea.” And the timing never seemed to be right to have that substantive conversation.

And then with their, you know, focus almost going exclusively to CTV, and Rubicon’s focus always being this omni-channel publisher agent in terms of, you know, starting as a display company, and then becoming mobile, and then app, and then digital out-of-home, audio, you name it--and, um, video obviously being a big piece of it – but the missing piece of the Rubicon portfolio was our ability to work with our publishers on their CTV inventory.

And so, Telaria combining with Rubicon just makes a ton of sense. And, uh, the publisher feedback has been fabulous. The buyer feedback has been fabulous. Our employees are super excited because they get access to more inventory types. We get access to CTV capabilities. And, so, the new company, when we go to market, I think it’ll be a very powerful proposition for buyers and sellers.

Beet.tv: Great, so what are the opportunities in the, in the video SSP market? Obviously it’s a big area, but there’s some major players. What are the opportunities and, sort of, what is perhaps a value proposition of being an independent?

MB: Well, uh, you know—great question. I’ll answer the last first, and we’ll work backwards.

We think independence has been important, but is only increasing in importance. Independence to us – people have different definitions of it – but, independence to us means we don’t own any inventory, so we would never favor our own inventory over a partner’s inventory. And, from a buyer perspective, we don’t have a DSP. So we don’t compete with our DSP partners. So that, to me, is true independence. And in a world where consolidation is occurring with the high-value media, they’re very, very, very judicious about who they work with given the inherent conflicts of their businesses. And, so, I think that independence is only growing in importance. Scale is only growing in importance. And global is increasing in importance.

And so, this scaled global player is very differentiated from the rest of the field. And from a video perspective, it’s still a very specialized area that requires a fair amount of resources to put into it. It’s a steep learning curve. Render rates aren’t where the industry wants them to be. So, to be able to have the resources that we will have as this combined entity – cash balances of 150 million and public market cap of over a billion – to be able to put that into the areas of the highest growth, the highest value, which is video and CTV, is going to be very exciting. I think it’s going to deliver great benefits to our publishers and buyers.

Beet.tv: And Michael, in terms of defining the value of the SSP and, sort of, what publishers and buyers are looking for in an SSP, how is that changing? And what, what are some of the expectations that you find in the marketplace?

MB: Yeah, I think the SSP value proposition has been a journey. If you go to the early days, in the, you know, 2007/2008, an SSP was, it was a pretty monogamous relationship with a publisher. They picked an SSP, and buyers knew that they had to work with that SSP to get ahold of that inventory. And then, especially in the non-CTV world, with the advent of header bidding, it became much less of a singular relationship, and there were multiple SSPs that really served as less of overall yield management partners, just more of a demand source. ‘Hey, I’ll plug in ten SSPs. I’m a publisher. They’ll throw money my way. Life will be good.’

We’re starting to see a reverse of that, or a contraction. So you hear the term “supply path optimization.” So, buyers are being very picky about who they work with, so they’re working with less and less SSPs, and publishers are working with less SSPs, so it’s starting to contract the market at that point. Video, particularly CTV, hasn’t gone in the direction of header bidding. And, so, an SSP relationship in the CTV world is quite similar to what it was in the early days of digital display. And so I think that, the bet we’re making is that that’s only going to increase. That the high-value inventory is going to be with a handful of players that want to work with an independent, and they’ll probably want to work with them as much as a software partner as a demand partner.

So, SSPs traditionally have been just – you know, we were born from a world of, you know, ad networks, or daisy chains, and then SSPs came in and automated that process. But they were always viewed as the guy who brought a check to the company, the publisher.

If you start to look at our platform play, Demand Manager, and Telaria’s platform play, their Video Management Platform, it’s much more of a software business, where it’s a lot less about bringing ad demand. You can, and we have the capability to do it – but it’s more about holistic yield management, making sure that the pipes are working, and making sure that the demand – even if I source the demand, meaning the publisher sources it – it’s flowing through a unified dashboard.

And I think that that’s what we’re seeing: the evolution of, you know, SSP 2.0. or 3.0. Becoming more of a software play, becoming more of a platform play. And, you know, both companies, Rubicon and Telaria, are very similarly aligned in terms of our thinking about how to go to market in that way.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.